Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE AND EXECULINK TELECOM PARTNER

ON BROADBAND NETWORK IN ONTARIO

DragonWave Horizon Compact Offers Reliable QoS and OPEX Savings

for Execulink Telecom’s Expansion of Services

Ottawa, Canada,  September 13, 2010  - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced a partnership with Execulink Telecom to provide affordable broadband Internet access to residential and small-business customers in southern Ontario. Execulink Telecom is expanding high-speed services throughout its service area and—working with DragonWave’s partner, Alliance Corporation—selected the Horizon Compact to deliver low-latency microwave backhaul.

The Ontario Ministry of Agriculture, Food and Rural Affairs (OMAFRA) is partially funding the service deployment as part of Ontario’s Rural Connections Broadband Program, which is designed to bring broadband access to the province’s underserved areas.

“Execulink is pleased to extend access to high-speed Internet to the residents and businesses in Oxford County. With the help of DragonWave, we are able to provide a high-quality and affordable product to our consumers,” said Jonathan E. Scott, Chief Financial Officer and Vice President of Operations with Execulink Telecom. “After extensive evaluation and a public bid in which many solutions were considered, we chose the Horizon Compact because it allows us to offer the best Quality of Service (QoS) to our customers. Plus, its superior technical design translates into significant ongoing savings in operational expenditures (OPEX), and implementation is essentially seamless.”

Execulink Telecom is using the DragonWave solution for about 30 backhaul connections across the 2,000-square-kilometer county. The Horizon Compact—a single, small, all-outdoor chassis integrating traditional split indoor modem and outdoor radio functionality—offers Execulink Telecom the flexibility and scalability to quickly introduce next-generation services such as digital voice, support for backup facilities, alarm systems, disaster recovery and security.

“The Horizon Compact supports the cost-effective introduction of high-quality services in numerous underserved markets around the globe,” said Peter Allen, President and Chief Executive Officer of DragonWave. “We are especially proud to work with Execulink Telecom and Alliance in this project benefitting our neighbors in Oxford County, as OMAFRA has identified broadband access as one of the key requirements in the expansion of rural Ontario’s economy.”

DragonWave Horizon products operate in both licensed and unlicensed radio frequencies between 6 and 38 GHz. An uncompromised product design delivers pure “packet” microwave performance with software-scalable, ultra-low latency transport of up to 4 Gbps per link. Extremely easy to deploy and manage, DragonWave products deliver carrier-grade (99.999%) interference-free performance in next-generation IP networks.

About Execulink Telecom

Execulink Telecom offers a full range of communication services including internet, local and Voice over IP telephone, long distance and fibre connectivity to business, government and residential customers. The company was founded in 1904 and is based in Burgessville, ON with additional offices in Kitchener, London and Thedford serving customers in southwestern Ontario and across Canada. For more information, please visit www.execulink.com.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle	John Lawlor	Becky Obbema
Marketing Communications	VP Investor Relations	Interprose Public Relations
DragonWave Inc.	DragonWave Inc.	(for DragonWave)
nkittle@dragonwaveinc.com	jlawlor@dragonwaveinc.com	Becky.Obbema@interprosepr.com
Tel: 613-599-9991 ext 2262	Tel: 613-599-9991 ext 2252	Tel: (408) 778-2024